July 9, 2003

Securities and Exchange Commission
450 Fifth Street,
N.W.
Washington, D.C.  20549


Ladies and Gentlement:

Please let
this letter serve to confirm the authority I have granted, effective immediately, to Stacy L. Fox, Senior Vice President, General Counsel and Secretary; and Heidi A. Diebol-Hoorn, Assistant Secretary; Visteon Corporation, to execute and file with the Securities and Exchange
Commission and other relevant securities exchanges reports, notices and any other documents required of me under Section 16(a) of the Securities Exchange Act of 1934 or Rule 144 under the Securities Act of 1933.

This
authority shall remain in effect until I have notified you in writing of its termination.

Sincerely,

/s/Glenda J. Minor
Glenda J. Minor